ITEM 77C – MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

Tri-Continental Corporation

Results of Meeting of Stockholders

(Unaudited)

The 86th Annual Meeting of Stockholders of Tri-Continental Corporation (the Corporation) was held on April 18, 2016. Stockholders voted in favor of two Board proposals. The description of each proposal and number of shares voted are as follows:

Proposal 1

To elect three directors to the Corporation’s Board of Directors to hold office until the 2019 Annual Meeting of Stockholders and until their successors are elected and qualify:

Director	For	Withheld
William P. Carmichael	32,772,479	6,759,637
Minor M. Shaw	32,743,204	6,788,913
William F. Truscott	32,809,790	6,722,326

Proposal 2

To ratify the selection of PricewaterhouseCoopers LLP as the Corporation’s independent registered public accounting firm for 2016:

For	Against	Abstain
36,178,423	3,576,948	477,562